Exhibit 4.2

PROMISSORY NOTE

$2,466,667.00

Miami, Florida

April 30, 2026

FOR VALUE RECEIVED, the undersigned Off The Hook YS, Inc., a Nevada corporation, having an address at 1701 J.E.L. Wade Drive, Wilmington, NC 28401 (“Maker”), promises to pay to the order of Ismael Perera, an individual, William B. Dalton, Horacio S. Aguirre, Frank Llano, Rodolfo F. Garcia and Sean Fenniman (each, a “Payee” and collectively, the “Payees”), having an address at Apex Marine, LLC, 1995 N.W. 11th Street, Miami, FL 33125, or at such other place as may be designated by the holder hereof, the principal sum of Two Million Four Hundred Sixty-Six Thousand Six Hundred Sixty-Seven and 00/100 Dollars ($2,466,667.00), together with interest thereon, as follows:

Administrative Agent. The Payees hereby designate Ismael Perera as administrative agent (in such capacity, the “Administrative Agent”) for purposes of administering and directing all payments under this Note including the allocation and distribution thereof among the Payees. The Administrative Agent shall have the sole authority to deliver payment instructions to Maker on behalf of the Payees. Maker shall be entitled to rely conclusively on any written instructions delivered by the Administrative Agent, and any payment made by Maker in accordance with such instructions shall be deemed properly made and shall constitute full satisfaction of Maker’s obligations hereunder to the extent of such payment. Maker shall have no obligation to inquire into or verify the authority of the Administrative Agent or the propriety of any such instructions. The Administrative Agent shall have no duties or obligations except as expressly set forth herein.

Payments of principal and accrued interest shall be made in accordance with the Payment Schedule attached hereto as Exhibit A. The outstanding principal balance shall be fully amortized over a period of twenty-four (24) months from the Closing Date, with no remaining principal balance due at maturity. The final payment shall be due on the date set forth in the Payment Schedule, at which time all accrued and unpaid interest, if any, shall be due and payable.

In the absence of default by Maker under this Note, interest on the outstanding principal shall accrue at a simple interest rate of six percent (6%) per annum.

This Note may be prepaid in part or in whole at any time during the term hereof without premium or penalty. If any payment is received more than five (5) days of when due, a late charge equal to five percent (5%) of the amount of that payment will also immediately become due and payable, which charge is an administrative fee to cover Payee’s expenses in processing such late charge.

This Note is secured by a Pledge and Security Agreement, of even date herewith, between Maker as debtor, and Payee, as secured party and certain collateral assignments, also of even date herewith, from Maker in favor of Payee (all of the foregoing agreements collectively hereinafter called the “Collateral Documents”).

This Note is a purchase money promissory note.

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EVENTS OF DEFAULT. The occurrence of any of the following shall constitute an Event of Default:

(a) failure to pay principal or interest when due;

(b) failure to perform any non-monetary obligation which continues for twenty (20) days after notice;

(c) the filing of any bankruptcy or insolvency proceeding by or against Maker;

(d) the appointment of a receiver or assignment for the benefit of creditors;

(e) the entry of a material judgment not vacated or bonded within thirty (30) days;

(f) default under any of the Collateral Documents;

(g) dissolution, merger, or reorganization of Maker.

Upon an Event of Default, the outstanding indebtedness may be accelerated and declared immediately due and payable.

Default Interest Rate. Upon a default under this Note, interest shall be payable at a simple interest rate of eighteen percent (18%) per annum, or the maximum allowed by law whichever is greater.

WAIVERS. Maker waives presentment, demand, notice of dishonor, and other notices. Maker agrees that Payees are not required to first pursue any other remedies prior to enforcement.

Expenses of Collection. The Maker hereby agrees to pay all reasonable out-of-pocket costs and expenses, including reasonable attorneys’ fees whether suit be brought or not, incurred by the Payee in the collection of the indebtedness evidenced by this Note or in enforcing any of the rights, powers, remedies, and privileges of the Payee hereunder.

Miscellaneous Provisions.

The term “Payee” as used herein shall mean any holder of this Note.

Time is of the essence in this Note.

Maker shall timely pay all Florida documentary stamp taxes and intangible personal property taxes due in connection with this Note.

The captions of sections of this Note are for convenient reference only, and shall not affect the construction or interpretation of any of the terms and provisions set forth in this Note.

If any provision or portion of this Note is declared or found by a court of competent jurisdiction to be unenforceable or null and void, such provision or portion thereof shall be deemed stricken and severed from this Note, and the remaining provisions and portions thereof shall continue in full force and effect.

This Note and the Allonge to this Note may not be amended, extended, renewed or modified nor shall any waiver of any provision hereof be effective, except by an instrument in writing executed by the Payee or Payee’s duly authorized representative. Any waiver of any provision hereof shall be effective only in the specific instance and for the specific purpose for which given.

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Notwithstanding any other provision herein, in the event the aggregate interest rate charged under this Note, including all charges or fees in connection therewith deemed in the nature of interest, exceeds the maximum legal rate, then Payee shall have the right to make such adjustments as are necessary to reduce the aggregate interest rate to the maximum legal rate. The Maker waives any right to prior notice of such adjustment and further agrees that such adjustment may be made by the Payee subsequent to notification from the Maker that the aggregate interest charged exceeds the maximum legal rate.

Order of Precedence. In the event of any conflict, inconsistency, or ambiguity between the terms of this Promissory Note and the terms of any Allonge, exhibit (including, without limitation, Exhibit A), or any other document executed in connection herewith, the terms of this Promissory Note shall govern and control. All such ancillary documents shall be interpreted in a manner consistent with this Promissory Note to the extent reasonably possible.

This Note shall be governed and enforced under the laws of the State of Florida, without regard to principles of conflicts of laws, and exclusive venue for the enforcement hereof shall be in the Florida State Courts of competent jurisdiction and the federal courts, located in Miami-Dade County, Florida. Maker submits to the jurisdiction of said courts and hereby names the Florida Secretary of State as its agent for service of process in connection with enforcement of this Note.

EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS IT MAY HAVE TO DEMAND THAT ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR IN ANY WAY RELATED TO THIS AGREEMENT OR THE RELATIONSHIPS OF THE PARTIES HERETO BE TRIED BY JURY. THIS WAIVER EXTENDS TO ANY AND ALL RIGHTS TO DEMAND A TRIAL BY JURY ARISING FROM ANY SOURCE INCLUDING, BUT NOT LIMITED TO, THE CONSTITUTION OF THE UNITED STATES OR ANY STATE THEREIN, COMMON LAW OR ANY APPLICABLE STATUTE OR REGULATIONS. EACH PARTY HERETO ACKNOWLEDGES THAT IT IS KNOWINGLY AND VOLUNTARILY WAIVING ITS RIGHT TO DEMAND TRIAL BY JURY.

MAKER:

Off The Hook YS, Inc., a Nevada publicly

traded corporation

By:
Brian S. John, Chief Executive Officer

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